To: The U.S. Securities & Exchange Commission

South China Morning Post (Friday, 28th December 2001)

Television Broadcasts Limited

(Incorporation in Hong Kong with limited liability)

CONNECTED TRANSACTION

As announced in the Previous Announcement, LYP (a non-wholly owned subsidiary of Company) has been providing ERA (a substantial shareholder of LYP) with equipment and technical services while ERA has been providing LYP with satellite relay program services since October 28, 2000. Such arrangement is due to expire on December 31, 2001 and on December 27, 2001 the parties has renewed the same on the same terms and conditions for one year commencing from January 1, 2002.

ERA is a connected person of the Company. Accordingly, the entry into the Agreement (as defined below) will constitute connected transaction of the Company under the Listing Rules.

Details of the Agreement will be included in the next published annual report and accounts of the Company.

THE TRANSACTION

Pursuant to the Company's announcement dated April 10, 2001 ("Previous Announcement"), Liann Yee Production Co., Ltd. ("LYP") entered into an agreement with ERA Communications Co., Limited ("ERA") for the period from October 28, 2000 to December 31, 2001 in respect of the provision of satellite equipment and technical services by LYP to ERA and the provision of satellite relay program services by ERA to LYP in Taiwan. It is also a term of the agreement that either party may terminate the agreement earlier by giving three months written notice. On December 27, 2001, the parties has renewed the agreement for one year commencing from January 1, 2002 on the same terms and conditions ("Agreement").

According to the terms of the Agreement, LYP will provide ERA with satellite equipment (including transponder) and technical services at a fixed fee of NT$6,030,300 (HK$1,310,083) per month whereas ERA will provide LYP with uplink and satellite transmission services at a fixed fee of NT$3,000,000 (HK$651,750) per month. All fees are the same as the previous agreement which are negotiated at arm's length. All payments under the Agreement include 5% sales tax and are payable on a monthly basis.

The above Hong Kong dollars equivalent amount are calculated based on the exchange rate of HK$0.21725=NT$1.

REASONS FOR THE AGREEMENT

As the services provided by LYP and ERA is satisfactory to ERA and LYP respectively, the parties acknowledged that it would be of mutual benefit if the arrangement is to continue so as to utilize the resources and assets of the respective parties. The entry into the Agreement is on normal commercial terms and in the ordinary and usual course of business.

PRINCIPAL ACTIVITIES OF THE COMPANY, ERA AND LYP

Television Broadcasts Limited ("Company") and its subsidiaries are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. ERA is a company established in Taiwan and is in the business of film distribution, television production and television channel transmission. LYP is a company established in Taiwan and is in the business of television programming, production and television channel transmission.

IMPLICATIONS UNDER THE LISTING RULES

ERA is a substantial shareholder (holds 30%) of LYP, in which the Company has a 70% interest and is therefore a non-wholly owned subsidiary of the Company, hence, the entry into the Agreement will constitute a connected transaction to the Company.

The value of the consideration paid or received by LYP pursuant to the Agreement is ascertained and will be less than 3% of the net tangible assets of the consolidated accounts of the Company. Accordingly, the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of the Company, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders and the entry into the Agreement is in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual report and accounts of the Company pursuant to rule 14.25(1) of the Listing Rules.

By Order of the Board
Ho Ting Kwan
Company Secretary

December 27, 2001, Hong Kong